UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

Nemours Chambers

Road Town, Tortola, British Virgin Islands

(284) 852-7900

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment to Memorandum and Articles of Association

On January 12, 2016, the Board of Directors of Nomad Foods Limited (the “Company”) approved the amendment and restatement of its memorandum and articles of association to incorporate certain changes that are technical in nature relating to the Company moving its principal listing of its ordinary shares (the “Ordinary Shares”) from the London Stock Exchange to the New York Stock Exchange. A copy of the amended and restated memorandum and articles of association (the “Amended and Restated M&A”) is attached to this report as Exhibit 99.1.

Founder Preferred Share Dividend

On January 12, 2016, the Company’s Board of Directors approved a share dividend (the “Founder Preferred Share Dividend”) of an aggregate of 3,620,510 Ordinary Shares pursuant to the terms of the outstanding founder preferred shares of the Company (the “Founder Preferred Shares”). As previously disclosed, because the average price per Ordinary Share was at least $11.50 for ten consecutive trading days in 2015, the holders of the Founder Preferred Shares are entitled to receive the Annual Dividend Amount (as defined in our Amended and Restated M&A), payable in ordinary shares or cash, at the Company’s sole option which the Company has elected to settle in Ordinary Shares. The dividend price (“Dividend Price”) used to calculate the Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the Ordinary Shares underlying the Founder Preferred Share Dividend were issued on January 12, 2016. In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated share price compared to the Dividend Price(s) previously used in calculating the Founder Preferred Share Dividend. Following the issuance of the Ordinary Shares underlying the Founder Preferred Share Dividend, the Company had 182,065,410 Ordinary Shares outstanding.

United Kingdom Tax Residence

On January 12, 2016, the Company’s Board of Directors held a Board meeting in the United Kingdom and resolved that it intended that the Company’s central management and control would be conducted in the United Kingdom from and including that date and that the Company would therefore become resident in the United Kingdom for United Kingdom tax purposes from and including that date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Paul Kenyon
Name:	Paul Kenyon
Title:	Chief Financial Officer

Dated: January 13, 2016

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Amended and Restated Memorandum & Articles of Association adopted January 12, 2016